EXHIBIT 12

BAY VIEW CAPITAL CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended
	3/31/2001	3/31/2000
Earnings:
Earnings (loss) before income tax expense	(7,966)	4,373
Add:

Interest on advances and other borrowings	18,054	33,599
Interest component of rental expense	545	894

Earnings before fixed charges excluding interest on customer deposits	10,633	38,866
Interest on customer deposits	43,921	39,908

Earnings before fixed charges	54,554	78,774

Fixed Charges:
Interest on advances and other borrowings	18,054	33,599
Interest component of rental expense	545	894

Fixed charges excluding interest on customer deposits	18,599	34,493
Interest on customer deposits	43,921	39,908

Total fixed charges	62,520	74,401

Ratio of earnings to fixed charges including interest on customer deposits	0.87	1.06

Ratio of earnings to fixed charges excluding interest on customer deposits	0.57	1.13